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FOR IMMEDIATE RELEASE


                         UNITED RENTALS WINS MOTION
                          TO STOP NATIONSRENT SUIT

      GREENWICH, CT, MAY 5, 1999 -- United Rentals, Inc. (NYSE: URI) announced today that the Delaware Chancery Court enjoined NationsRent, Inc. (NYSE: NRI) from continuing its legal action against United Rentals in Florida. As a result of the court's ruling today, NationsRent must withdraw its pending motions against United Rentals that it announced yesterday.

      At the conclusion of today's hearing, the court ruled that NationsRent improperly ignored Delaware's jurisdiction by bringing legal action against United Rentals in State Circuit Court in Broward County, Florida in connection with United Rentals' $22.75 per share all cash tender offer for Rental Service Corp. (NYSE: RSV). United Rentals, Rental Service and NationsRent are each incorporated in Delaware.

      "We're pleased that the court recognized the merits of our arguments and issued a preliminary injunction against NationsRent," said Bradley Jacobs, chairman and chief executive officer of United Rentals. "If NationsRent chooses to pursue its allegations in Delaware, we believe that we can demonstrate their frivolous nature and we will move for prompt dismissal. NationsRent's legal maneuvers were nothing more than a desperate attempt to try to prevent Rental Service stockholders from choosing between our all cash premium offer or transferring control to NationsRent in a no premium stock transaction of uncertain value."

      United Rentals also said that it was continuing its tender offer for Rental Service and will shortly begin its solicitation to unseat the Rental Service board.

      United Rentals, Inc. is the largest equipment rental company in North America and serves over 900,000 customers through its network of 482 locations in 41 states, Canada and Mexico.

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              Certain Information Concerning Participants


      United Rentals, Inc. ("United Rentals"), UR Acquisition Corporation ("UR Acquisition") and the following persons named below may be deemed to be "participants" in the solicitation of consents and/or proxies from stockholders of Rental Service Corporation ("Rental Service"): the directors of United Rentals (Bradley Jacobs (Chairman of the Board and Chief Executive Officer), Wayland Hicks (Vice Chairman and Chief Operating Officer), John Milne (Vice Chairman, Chief Acquisition Officer and Secretary), William Berry (President), John McKinney (Vice President, Finance), Leon Black, Richard Colburn, Ronald DeFeo, Michael Gross, Richard Heckmann, Gerald Tsai, Jr. and Christian Weyer); the following executive officers and employees of United Rentals: Michael Nolan (Chief Financial Officer) and Robert Miner (Vice President, Strategic Planning); and the nominees of United Rentals (the "Nominees") to stand for election to the Board of Directors of Rental Service (Messrs. Richard Daniel, Raymond Troubh, William Aaron, David Bronner, Peter Gold, David Katz, Elliot Levine and Jeffrey Parker and Ms. Stephanie Joseph).

      As of the date hereof, United Rentals is the beneficial owner of 100 shares of common stock, par value $0.01 per share (the "Common Stock"), of Rental Service. Other than set forth herein, as of the date hereof, neither United Rentals, UR Acquisition nor any of the persons listed above, has any interest, direct or indirect, by security holding or otherwise, in Rental Service.

      United Rentals has retained Goldman, Sachs & Co. ("Goldman Sachs") to act as its financial advisor and the Dealer Managers in connection with the tender offer (the "Offer") by United Rentals and UR Acquisition to purchase the shares of Common Stock of Rental Service for $22.75 per share in cash, for which Goldman Sachs may receive substantial fees, as well as reimbursement of reasonable out-of-pocket expenses. In addition, United Rentals has agreed to indemnify Goldman Sachs and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, arising out of its engagement. United Rentals has also entered into a commitment letter with Goldman Sachs Credit Partners L.P. ("GSCP") relating to the financing of the Offer pursuant to which GSCP may receive substantial fees, as well as reimbursement of reasonable out-of-pocket expenses. Goldman Sachs does not admit that it or any of its partners, directors, officers, employees, affiliates or controlling persons, if any, is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the solicitation of consents and/or proxies, or that Schedule 14A requires the disclosure of certain information concerning Goldman Sachs. In connection with Goldman Sachs' role as financial advisor to United Rentals, the following investment banking employees of Goldman Sachs may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of Rental Service and may solicit consents and/or proxies from these institutions, brokers or other persons:
Bruce Evans, Robert Lipman, Jeffrey Moslow and Cody Smith. Goldman Sachs engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of its business Goldman Sachs may trade securities of Rental Service for its own account and the accounts of its customers, and accordingly, may at any time hold a long or short position in such securities. Goldman Sachs has informed United Rentals that, as of the date hereof, Goldman Sachs holds no shares of the Common Stock of Rental Service for its own account. Goldman Sachs and certain of its affiliates may have voting and dispositive power with respect to certain shares of Rental Service Common Stock held in asset management, brokerage and other accounts. Goldman Sachs and such affiliates disclaim beneficial ownership of such shares of Rental Service Common Stock.


                              ###


United Rentals, Inc.

Investor contact:                Media contact:
Robert Miner                     Fred Bratman or Tracy Williams
United Rentals                   Sard Verbinnen & Co.
Phone: 203-622-3131              Phone: 212-687-8080
Fax: 203-622-6080                Fax: 212-687-8344
E-mail:  bminer@ur.com             E-mail: fbratman@sardverb.com
                                 or twilliams@sardverb.com